UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 1-11130

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(Address of principal executive offices)

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Alcatel-Lucent demonstrates good control of cash and costs amid difficult market conditions in Q1’12

•	€ 100 million of free cash-flow improvement

•	€ 100 million of fixed costs savings

•	Full year guidance unchanged and better visibility on profitability expected at the end of Q2’12

Key numbers for the first quarter 2012

•    Revenues of Euro 3,206 million, down 12.3% year-over-year on a reported basis and down 14.8% year-over-year at constant currency

•    Adjusted[2] gross profit of Euro 971 million or 30.3% of revenues

•    Adjusted[2] operating loss[1] of Euro 221 million or -6.9% of revenues

•    Reported net profit of Euro 398 million or Euro 0.14 per share

•    Operating cash-flow[3] of Euro 168 million

•     Net (debt)/cash of Euro 753 million as of March 31, 2012

Paris, April 26, 2012 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today a free cash flow of Euro (163) million in Q1 2012, improving by more than Euro 100 million compared to the year ago period and Euro 100 million of fixed costs savings.

Commenting on the results, Ben Verwaayen, CEO Alcatel-Lucent, said: “Today’s results reflect a slow start to the year while demonstrating good control on both cash and costs and a strong momentum in our next generation products portfolio.”

“But gross margin is not at the level we would have liked. Since the last quarter of 2011, we have been negatively impacted by lower volume and by an unfavourable revenue mix, particularly in Services”.

“As 2012 continues to unfold we will maintain strict financial discipline and we will leverage a number of significant next generation network roll-outs around the globe, in particular in North America and China, as well as those expanding our position in countries such as Japan and in Latin America. This activity will be strengthened further by our innovation pipeline and major product introductions.”

Ben Verwaayen added: “However, market uncertainties remain high in Europe and the transition from CDMA to LTE is accelerating in North America.”

“We leave our 2012 full year guidance unchanged, and we expect to have better visibility on our profitability at the end of the current quarter.”

MAIN POINTS

First quarter revenue decreased 12.3% year-over-year and decreased 22.7% sequentially to Euro 3,206 million. At constant currency exchange rates and perimeter, revenue decreased 14.8% year-over-year and decreased 24.5% sequentially. Networks saw a double digit year-over-year decline this quarter. This reflects a continuous strength in IP business, growing at a double digit rate, more than offset by the double digit decline in Optics and Wireless resulting from a high comparison base and an overall low level of spending from service providers. Wireline business posted some resilience with a low double-digit decline driven by good performance in PON. Software, Services & Solutions segment was declining at a low single digit rate compared to the year ago period, with Services business at a slower pace than Network Applications. Finally, Enterprise segment witnessed a high single digit decline. From a geographic standpoint, also adjusted for constant currency, North America witnessed a double digit decline, whilst Central and Latin America saw a double digit growth rate. Asia Pacific was more resilient than Europe, where uncertainties still prevailed.

Adjusted2 operating1 loss of Euro 221 million or -6.9% of revenue. Gross margin came in at 30.3% of revenue for the quarter, compared to 35.3% in the year ago quarter and 34.4% in the fourth quarter 2011. The year-over-year decline in gross margin results from a lower mix driven by the decline in CDMA revenues, unfavourable mix in Services and overall lower volumes. The sequential decline in gross margin mainly results from significant lower volumes and unfavourable mix in Services. For the rest of the year, gross margin should improve from the level reached in Q1’12. Operating expenses decreased 7.5% year-over-year on a reported basis and adjusted for constant currency decreased 9.6% year-over-year, reflecting results of our actions to streamline our cost structure, focusing on SG&A expenses. On a sequential basis, operating expenses increased 3.7% as reported and increased 1.9% at constant currency, mainly due to seasonal accruals activity.

Reported net income (group share) of Euro 398 million or Euro 0.14 per share. This includes a Euro 659 million of income from discontinued activities, mainly related to the net capital gain on the Genesys disposal on February 1st, 2012, and Purchase Price Adjustments (PPA entries in relation to the Lucent business combination) to Euro (68) million pre-tax or Euro (42) million after tax.

Net (debt)/cash of Euro 753 million, versus Euro (31) million of net debt as of December 31, 2011. The sequential increase in net cash of Euro 784 million primarily reflects the net proceeds from the Genesys disposal for Euro 1,088 million, and a positive operating cash-flow of Euro 168 million. It also reflects interest expenses of Euro (85) million, restructuring cash outlays of Euro (82) million, contribution to pensions and OPEB of Euro (42) million and capital expenditures of Euro (123) million. The positive operating cash-flow results from an adjusted operating loss, which is more than compensated by a positive contribution from the operating working capital requirements of Euro 255 million. The level of receivables sold without recourse is Euro 838 million, down by Euro 114 million compared to Euro 952 million as of December 31, 2011. In February, we also repurchased a portion of the 2.875% Series B convertible bonds due June 2025 for a nominal value of US dollars 116 million.

Funded status of Pensions and OPEB of Euro (1,191) million at end of March, compared to Euro (1,830) million as of December 31, 2011. Excluding currency impact, this deficit narrowing mainly results from a decrease of our obligations of Euro 360 million, due to the increase of around 10 bps in the discount rates used for pensions and post-retirement healthcare plans, from Euro 292 million of interest cost, and from an increase of the fair value of the plan assets for Euro 525 million. The net effect of currency change was negligible on the funded status this quarter. From a regulatory perspective – which determines the funding requirements – the preliminary assessment of the company’s US plans suggest that no extra funding contribution should be required through early 2014.

REPORTED RESULTS

In the first quarter, the reported net income (group share) was Euro 398 million or Euro 0.14 per diluted share (USD 0.19 per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (42) million.

Reported Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2012	2011	(% or pt)	2011	(% or pt)
Revenues	3,206	3,656	-12.3%	4,150	-22.7%
Gross profit	971	1,292	-24.8%	1,428	-32.0%
in % of revenues	30.3%	35.3%	-5.0 pt	34.4%	-4.1 pt
Operating income / (loss)(1)	(289)	(64)	Nm	210	Nm
in % of revenues	-9.0%	-1.8%	-7.2 pt	5.1%	-14.1 pt
Net income (loss) (Group share)	398	(10)	Nm	868	-54.1%
EPS diluted (in Euro)	0.14	(0.00)	Nm	0.29	Nm
E/ADS* diluted (in USD)	0.19	(0.01)	Nm	0.38	Nm
Number of diluted shares (million)	3,021.1	2,260.8	33.6%	3,089.6	-2.2%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3334 as of March 30, 2012; 1.4183 as of March 31, 2011 and USD 1.2973 as of December 30, 2011.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2012 adjusted2 net profit (group share) was Euro 440 million or Euro 0.16 per diluted share (USD 0.21 per ADS), which includes an income of Euro 659 million from discontinued activities, mainly related to the net capital gain on the Genesys disposal, restructuring charge of Euro (75) million, a net financial gain of Euro 42 million, an adjusted tax gain of Euro 32 million and a non controlling interests charge of Euro (2) million.

Adjusted Profit & Loss	First	First	% change	Fourth	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2012	2011	(% or pt)	2011	(% or pt)
Revenues	3,206	3,656	-12.3%	4,150	-22.7%
Gross profit	971	1,292	-24.8%	1,428	-32.0%
in % of revenues	30.3%	35.3%	-5.0 pt	34.4%	-4.1 pt
Operating income / (loss)(1)	(221)	4	Nm	279	Nm
in % of revenues	-6.9%	0.1%	-7.0 pt	6.7%	-13.6 pt
Net income (loss) (Group share)	440	32	13.75x	910	-51.6%
EPS diluted (in Euro)	0.16	0.01	Nm	0.30	Nm
E/ADS* diluted (in USD)	0.21	0.02	Nm	0.39	Nm
Number of diluted shares (million)	3,021.1	2,300.5	31.3%	3,089.6	-2.2%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3334 as of March 30, 2012; 1.4183 as of March 31, 2011 and USD 1.2973 as of December 30, 2011.

Key figures

Geographic breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2012	2011	(% or pt)	2011	(% or pt)
North America	1,342	1,523	-11.9%	1,409	-4.8%
Asia Pacific	496	525	-5.5%	775	-36.0%
Europe	857	1,099	-22.0%	1,276	-32.8%
RoW	511	509	0.4%	690	-25.9%
Total group revenues	3,206	3,656	-12.3%	4,150	-22.7%

Group breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2012	2011	(% or pt)	2011	(% or pt)
Networks	1,981	2,418	-18.1%	2,476	-20.0%
- o/w IP	431	349	23.5%	454	-5.1%
- o/w Optics	489	654	-25.2%	724	-32.5%
- o/w Wireless	788	1,118	-29.5%	893	-11.8%
- o/w Wireline	282	309	-8.7%	419	-32.7%
- o/w eliminations	(9)	(12)	Nm	(14)	Nm
Software, Services & Solutions	969	975	-0.6%	1,315	-26.3%
- o/w Services	870	869	0.1%	1,158	-24.9%
- o/w Network Applications	99	106	-6.6%	157	-36.9%
Enterprise	178	195	-8.7%	215	-17.2%
Other & eliminations	78	68	Nm	144	Nm
Total group revenues	3,206	3,656	-12.3%	4,150	-22.7%

Breakdown of group	First	First	% change	Fourth	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2012	2011	(% or pt)	2011	(% or pt)
Networks	(143)	63	Nm	82	Nm
In % of revenues	-7.2%	2.6%	-9.8 pt	3.3%	-10.5 pt
Software, Services & Solutions	(46)	(50)	Nm	170	Nm
In % of revenues	-4.7%	-5.1%	0.4 pt	12.9%	-17.6 pt
Enterprise	(16)	4	Nm	11	Nm
In % of revenues	-9.0%	2.1%	-11.1 pt	5.1%	-14.1 pt
Other & eliminations	(16)	(13)	Nm	16	Nm
Total group op. income (loss)	(221)	4	Nm	279	Nm
In % of revenues	-6.9%	0.1%	-7.0 pt	6.7%	-13.6 pt

Cash Flow highlights	First quarter	Fourth quarter	First quarter
(In Euro million )	2012	2011	2011
Net (debt)/cash at beginning of period	(31)	(620)	362
Adjusted operating income / (loss)	(221)	279	4
Depreciation & Amort and adjusted OP non cash (1)	202	129	212
Op. Cash Flow before change in WCR*	(19)	408	216
Change in operating WCR	255	289	66
Change in other working capital (2)	(68)	108	(171)
Operating Cash Flow (3)	168	805	111
Interest	(85)	(12)	(100)
Taxes	1	2	(17)
Cash contribution to pension & OPEB	(42)	(44)	(46)
Restructuring cash outlays	(82)	(83)	(82)
Cash flow from operating activities	(40)	668	(134)
Capital expenditures (incl. R&D cap.)	(123)	(163)	(131)
Free Cash Flow	(163)	505	(265)
Discontinued, Cash from financing & Forex	947	84	9
Change in net(debt)/cash position	784	589	(256)
Net (debt)/cash at end of period	753	(31)	106

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	Mar 31,	Dec 31,	Mar 31,
(In Euro million)	2012	2011	2011
Total non-current assets	12,338	12,974	11,391
of which Goodwill & intangible assets, net	5,966	6,163	6,113
of which Prepaid pension costs	2,736	2,765	2,510
of which Other non-current assets	3,636	4,046	2,768
Total current assets	11,424	11,229	11,346
of which OWC assets	5,168	5,448	5,673
of which other current assets	1,028	1,308	1,216
of which marketable securities, cash & cash equivalents	5,228	4,473	4,457
Total assets	23,762	24,203	22,737

Statement of position - Liabilities and equity	Mar 31,	Dec 31,	Mar 31,
(In Euro million)	2012	2011	2011
Total equity	5,046	4,601	4,114
of which attributable to the equity owners of the parent	4,322	3,854	3,490
of which non controlling interests	724	747	624
Total non-current liabilities	10,561	11,224	9,712
of which pensions and other post-retirement benefits	5,235	5,706	4,513
of which long term debt	4,172	4,290	3,948
of which other non-current liabilities	1,154	1,228	1,251
Total current liabilities	8,155	8,378	8,911
of which provisions	1,508	1,579	1,689
of which short term debt	334	329	413
of which OWC liabilities	4,512	4,482	4,952
of which other current liabilities	1,801	1,988	1,857
Total liabilities and shareholder’s equity	23,762	24,203	22,737

BUSINESS COMMENTARY

NETWORKS

For the first quarter 2012, revenues for the Networks segment were Euro 1,981 million, a decrease of 18.1% compared to Euro 2,418 million in the year-ago quarter and a decrease of 20.0% compared to Euro 2,476 million in the fourth quarter 2011. At constant currency exchange rates, Networks revenues decreased 20.5% year-over-year and decreased 21.8% sequentially. The segment posted an adjusted2 operating1 loss of Euro 143 million or an operating margin of -7.2%, compared to an adjusted2 operating1 income of Euro 63 million or a margin of 2.6% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 431 million, a 23.5% increase from the year-ago quarter. We saw particular strength in both the APAC and Americas regions, both growing more than 30% year-over-year, as service providers continued to transform their networks to all-IP, with investments in key areas such as mobile backhaul and 100 Gigabit Ethernet. As we exited the first quarter of 2012, our IP division continued to see a healthy book-to-bill ratio. According to leading industry analyst firms, Alcatel-Lucent was ranked the #2 Service Provider Routing position worldwide at the end of 2011. During the first quarter, we were chosen by Norway’s Tampnet to enhance its high-capacity communications network serving oil and gas exploration and production facilities using our IP/MPLS portfolio. We were also selected by Belgacom and Vermont Telephone Company (VTel) to provide our service routers as part of larger projects with each customer. Our momentum in high performance IP networking continued, with more than 25 customers having deployed 100 Gigabit Ethernet on their service routers to date. We also began shipping our FP3 chips within 100G cards in the first quarter of 2012.

•

Revenues for the Optics division were Euro 489 million, a decrease of 25.2% from the year-ago quarter, driven by double-digit declines in both our terrestrial and submarine businesses. Our terrestrial optics business experienced year-over-year declines across all regions, with weakness across all technologies, while our submarine business saw weakness after a full year of growth. In the first quarter, we continued to see positive traction from our 100G optical coherent technology, now with more than 60 customers currently deploying our 100G optics. Recent industry analysts have ranked Alcatel-Lucent as #1 in the emerging 100G optical market. We also introduced the Photonic Service Engine (PSE) chip for fiber optic networks that provides a fourfold increase in speed and double the capacity of fiber networks while improving performance and reducing space and power requirements. We believe this will accelerate 100G market adoption and help lay the foundation for migration to 400G networks in the future. In the submarine business, Digicel, selected Alcatel-Lucent, along with Columbus Networks to provide Haiti with broadband services through undersea cable networks, which have not been fully restored since the earthquake struck this area two years ago.

•

Revenues for the Wireless division were Euro 788 million, a decrease of 29.5% from the year-ago quarter. Given a tough year-over-year comparison for our wireless business, GSM was extremely weak in China due to central bidding phasing, while CDMA stabilized from Q4 levels. These trends were partially offset by double-digit growth in W-CDMA and LTE revenues which more than doubled compared to the year-ago quarter, and grew more than 50% sequentially. So far in 2012 we have continued our success in the LTE market, being selected by America Movil to provide LTE/4G network infrastructure in Latin America, starting in Puerto Rico and chosen to deploy a pilot 4G network in Marseille, France for Orange, bringing our total to more than 20 LTE contracts. We were also chosen by Corporacion Nacional de Telecomunicaciones (CNT) to deploy a complete end-to-end 3G W-CDMA network in Ecuador. Our lightRadio portfolio was a key focus at Mobile World Congress in February, where we unveiled a first step toward a real 4G “HetNet” network based on lightRadio technology with Telefonica and announced co-creation agreements with China Mobile and Etisalat, bringing our total to 7 co-creation customers and 3 contracts. We also announced lightRadio™ Wi-Fi®, expanding our lightRadio portfolio with metrocells, gateways and control functions that allow users to automatically switch from a cellular service to residential or public Wi-Fi networks and hotspots seamlessly and securely. Our small/femto cell business continues to see traction in the market, with over 30 contracts and 20 trials around the world and the most recent frame agreement with Telenor to provide small cell base stations to improve network coverage to homes, offices and public locations in the 11 countries in which the company operates.

•

Revenues in the Wireline division declined 8.7% from their year-ago level, to Euro 282 million. The year-over-year decline in Wireline was once again driven by our legacy businesses, partially offset by strong growth in fiber access equipment. Our fiber access portfolio continued to show year-over-year strength in all regions, growing in excess of 100%, mainly driven by GPON growth in the APAC and Americas regions. In the first quarter, we signed more than 15 new or extension broadband access contracts, including being selected as key supplier for the deployment of Telmex’s broadband access network based on VDSL2 and GPON technologies in Mexico. We were also chosen by P&T Luxembourg to deploy a fiber-based broadband access network using our GPON technology to advance the current availability and quality of broadband services.

•

Sales of our next-generation Networks products increased 23% from the year-ago quarter, reaching Euro 1,106 million in the first quarter 2012. At constant current currency rates, sales of our next-generation Networks products increased 19% compared to the year ago quarter. This accounts for 56% of Networks sales, compared to 37% a year-ago.

•	The decline in adjusted operating margin from the year-ago quarter was largely due to product and geographic mix as well as lower revenues across business.

S3 (SOFTWARE, SERVICES AND SOLUTIONS)

For the first quarter 2012, revenues for the S3 segment were Euro 969 million, a decrease of 0.6% compared to Euro 975 million in the year-ago quarter and a decrease of 26.3% compared to Euro 1,315 million in the fourth quarter 2011. At constant currency exchange rates, S3 revenues decreased 3.1% year-over-year and decreased 27.8% sequentially. The segment posted an adjusted2 operating1 loss of Euro 46 million or -4.7% of revenues, compared to an adjusted2 operating1 loss of Euro 50 million or a margin of -5.1% in the year ago quarter.

Key highlights:

•

Revenues in our Services business were Euro 870 million, flat compared to the year-ago quarter. Growth continued in our Managed Services business, with revenues increasing at a double-digit rate with strength across all geographies, particularly CALA, Western Europe and India, compared to the year-ago quarter. Our Professional Services business, formerly NSI, grew at a mid-single digit rate in the first-quarter, driven by growth in telco segment, especially large LTE rollouts, and Strategic Industries in US. The performance of these businesses was partially offset by a double-digit decline in our Network Build & Implementation (NBI) business which was in line with our Networks performance. In addition to the 3G W-CDMA contract announced with Corporacion Nacional de Telecomunicaciones (CNT), we were chosen to design and deploy the end-to-end network as well as provide maintenance and network optimization services.

•

Network Applications revenues declined 6.6% from their year-ago level, to Euro 99 million in the first quarter. Excluding the resale activity that was terminated in the fourth quarter of 2011 from the year-ago quarter, sales in Network Applications would have been flat year-over-year. Our recently-launched extended portfolio of Customer Experience (CxT) software (formerly our Motive business) continued its success in the market, growing at a double-digit rate in the first quarter driven by growth in the Americas. This was more than offset by declines in our Messaging and Payment & Charging businesses. During the quarter, our Optism™ mobile marketing solution was selected by Orange France to connect consumers and their favorite brands through mobile marketing campaigns. Our CxT portfolio, including the Home Device Manager, was also part of the previously-mentioned agreement with Telenor, as part of the network management system that Alcatel-Lucent is providing. Our CxT portfolio now has over 90 million fixed lines and 70 million devices under management around the world and is seen as a key growth area for the business, particularly driven by smartphone proliferation.

•

The “Strategic Industries” end market (including transportation, energy, and the public sector) continued to be an area of opportunity for us, with a number of new wins. During the quarter we were chosen to work with Groupe Eurotunnel S.A. to provide GSM and 3G mobile broadband services in the Eurotunnel, available for the 2012 Olympic games in London.

•

The slight improvement in adjusted operating margin of our S3 business from the year-ago quarter mainly reflects lower volumes and a particularly adverse mix, which was more than offset by the impact of ongoing actions to reduce expenses in our overall Services business and improvements in the profitability of Network Applications.

ENTERPRISE

For the first quarter of 2012, revenues in our Enterprise business were Euro 178 million, a decrease of 8.7% compared to Euro 195 million in the year-ago quarter and a decrease of 17.2% compared to Euro 215 million in the fourth quarter 2011. At constant currency exchange rates, our Enterprise business declined 9.7% compared to the year-ago quarter, and decreased 17.7% sequentially. The segment posted an adjusted2 operating1 loss of Euro 16 million or -9.0% of revenues, compared to an adjusted2 operating1 profit of Euro 4 million or a margin of 2.1% in the year ago quarter.

Key highlights:

•

Revenues from our Enterprise business decreased 8.7% in the first quarter, primarily due to declines in voice telephony driven by a difficult economic environment in Europe. Our data networking business saw slight declines in the first quarter due to slowdowns in certain services, while revenues related to Ethernet port shipments grew at a double-digit rate, highlighting the success of our renewed portfolio including the OmniSwitch 10k and OmniSwitch 6900. During the quarter, we introduced the OmniSwitch™ 6450 to expand our Converged Network Solution which increases the access capacity of enterprise networks, while introducing new capabilities to allow for more effective management of network resources. We also announced our OpenTouch Conversation (OTC) software that will allow enterprise employees to easily shift between different types of business communications services, like instant messaging, data sharing, voice calls and video collaboration, on personal devices such as the iPad, without interruption.

•

The adjusted operating margin of the Enterprise business was negatively impacted by both lower volumes and product mix in the first quarter of 2012, both of which offset fixed operations cost savings realized in the quarter.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/1q2012

Notes

Adjusted and reported figures are unaudited.

1-	Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

3-	“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay. 2011 figures have been re-presented following the change of presentation disclosed in Note 4 of the Q1’2012 consolidated financial statements.

2012 Upcoming events

July 26, 2012: Second Quarter 2012 Results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
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ALCATEL-LUCENT INVESTOR RELATIONS
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CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T:+33(0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, “2012 full year guidance unchanged”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand for the remainder of the year being as expected, cost containment measures generating expected savings, and the economic climate in the world in general, and in Europe in particular with the euro crisis. These risks and uncertainties are also based upon a number of factors including, among others: our ability to realize the full value of our existing and future patent portfolio in a complex technological environment (including our ability to defend ourselves in infringement suits), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need or a tight market for commodity components, the social, political and economic risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, the global economic situation and of those geographical areas where we are most active, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2012
(unaudited)	As reported	PPA	Adjusted
Revenues	3,206		3,206
Cost of sales (a)	(2,235)		(2,235)
Gross Profit	971	0	971
Administrative and selling expenses (b)	(634)	29	(605)
Research and Development costs (c)	(626)	39	(587)
Operating income (loss) (1)	(289)	68	(221)
Restructuring costs	(75)		(75)
Impairment of assets	0		0
Post-retirement benefit plan amendment	0		0
Litigations	1		1
Gain/(los) on disposal of consolidated entities	0		0
Income (loss) from operating activities	(363)	68	(295)

Financial result (net)	42	0	42
Share in net income(losses) of equity affiliates	0		0
Income tax benefit (expense) (d)	58	(26)	32
Income (loss) from continuing operations	(263)	42	(221)
Income (loss) from discontinued activities	659		659
Net Income (loss)	396	42	438

of which : Equity owners of the parent	398	42	440
Non-controlling interests	(2)		(2)

Earnings per share : basic	0.18		0.19
Earnings per share : diluted	0.14		0.16

(1)	Income (loss) from operating activities before restructuring costs, litigations, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at March 31, 2012).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

RESTATEMENT OF 2011 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	1,981	9,654	2,476	2,285	2,475	2,418
IP	431	1,585	454	376	406	349
Optics	489	2,605	724	582	645	654
Wireless	788	4,122	893	1,032	1,079	1,118
Wireline	282	1,393	419	308	357	309
Other & eliminations	(9)	(51)	(14)	(13)	(12)	(12)
Software, Services & Solutions	969	4,461	1,315	1,100	1,071	975
Services	870	3,963	1,158	996	940	869
Network Applications	99	498	157	104	131	106
Enterprise	178	822	215	218	194	195
Other & Eliminations	78	390	144	101	77	68
Total	3,206	15,327	4,150	3,704	3,817	3,656

Adj. operating income (loss)	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	(143)	263	82	70	48	63
in % of revenues	-7.2%	2.7%	3.3%	3.1%	1.9%	2.6%
Software, Services & Solutions	(46)	227	170	55	52	(50)
in % of revenues	-4.7%	5.1%	12.9%	5.0%	4.9%	-5.1%
Enterprise	(16)	25	11	7	3	4
in % of revenues	-9.0%	3.0%	5.1%	3.2%	1.5%	2.1%
Other & Eliminations	(16)	4	16	17	(16)	(13)
Total	(221)	519	279	149	87	4
in % of revenues	-6.9%	3.4%	6.7%	4.0%	2.3%	0.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2012

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer